SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For December, 2004

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 5 January 2005	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit

99.1	Final Determinations on Future Water and Sewerage Charges for 2005-10, announcement dated 2 December 2004

99.2	Notification received of Interest in Shares, announcement dated 10 December 2004

99.3	United Utilities named as preferred supplier to provide services to Fujitsu Services for Walsall Council, announcement dated 14 December 2004

99.4	United Utilities appoints Non Executive Director, announcement dated 14 December 2004

99.5	United Utilities plc Responses to Regulatory Reviews, announcement dated 14 December 2004

99.6	Notification received of Interest in Shares, announcement dated 16 December 2004

99.7	Schedule 11, Notification of Interests of Directors and Connected Persons, dated 17 December 2004

99.8	Schedule 11, Notification of Interests of Directors and Connected Persons, dated 17 December 2004

99.9	United Utilities Plc sale of Green Energy Business, announcement dated 20 December 2004

99.10	United Utilities Plc – Directors’ Share Interests, announcement dated 20 December 2004

99.11	Notification received of Interest in Shares, announcement dated 29 December 2004